Mail Stop 3561

November 18, 2008

Via Fax & U.S. Mail

Mr. Ole B. Hjertaker
  Chief Financial Officer
SHIP FINANCE INTERNATIONAL LIMITED
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re: Ship Finance International Limited**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 1-32199**

Dear Mr. Hjertaker:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief